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ANTONIO G. FRAONE antonio.fraone@dechert.com +1 617 728 7141 Direct +1 617 426 6567 Fax

May 17, 2024

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 033-12289 and 811-05038

Dear Ms. DiAngelo Fettig:

This letter responds to comments you provided telephonically to Victoria Reardon and me of Dechert LLP on Tuesday, April 30, 2024, with respect to your review pursuant to the Sarbanes Oxley Act of 2002 of the annual reports filed on Form N-CSR and certain other filings for the Registrant (each, a “Fund”), relating to the fiscal year ended December 31, 2023. We have reproduced your comments below, followed by the Registrant’s responses.

1.

Comment:   In connection with the Registrant’s Form N-CEN filed for the period ending December 31, 2023, please explain why the net income from securities lending included in the response to Item C.6.g for the Select Equity Fund and International Fund does not agree with the figures included in the Statement of Operations.

Response:  The Registrant notes that, for the period ending December 31, 2023, the Statement of Operations reflects net income based on the amount collected during the fiscal year, while the Form N-CEN reflects net income earned (but not necessarily collected) during the fiscal year. The Registrant further notes that the N-CEN Item C.6.g responses aligned with the figures included in the related Form N-CSR filing for the periods ending December 31, 2021 and December 31, 2022. The Registrant will align future N-CEN Item C.6.g responses with the figures included in the related Form N-CSR filing.

2.	Comment: In future Form N-CSR filings, please disclose the yield for the zero coupon bonds in the Schedule of Investments.

Response:  The Registrant will include such information in future financial statements and the resulting filings on Form N-CSR.

Christina DiAngelo Fettig Page 2

3.

Comment:   In the Registrant’s Form N-CSR filed for the period ending December 31, 2023, tax return of capital was reported in the Notes to Financial Statements section for the Core Equity Fund and Select Equity Fund but is required to be reported separately in the Statement of Changes in Net Assets and in the Financial Highlights. Please report this information accordingly in future filings.

Response:  The Registrant notes that distribution per share information is included under the “Federal Tax Information (unaudited)” section and that the tax return of capital was approximately $0.005 per share for each of the Core Equity Fund and the Select Equity Fund. Therefore, the Registrant did not believe that the distributions needed to be disclosed separately in the Financial Highlights. Additionally, because the amounts are disclosed separately in the “Federal Tax Information (unaudited)” section, the Registrant did not believe that the distributions needed to be disclosed within the Statement of Changes in Net Assets. The Registrant will disclose this information separately in the Statement of Changes in Net Assets and Financial Highlights in future periods when a return of capital occurs.

4.

Comment:   In the Registrant’s Form N-CSR filed for the period ending December 31, 2023, under “Investments in Securities” in the Notes to Financial Statements, the disclosure covers the participatory notes in which the International Fund invests and highlights that “[t]he notes allow foreign investors to participate in the Indian markets….” However, the only investments in participatory notes under the Schedule of Investments for the International Fund appear to be categorized as related to the United Kingdom. Please supplementally explain the discrepancy or revise the disclosure in future filings.

Response:  The Registrant will revise the disclosure in future financial statements and the resulting filings on Form N-CSR.

5.

Comment:   In connection with Note (3) of the Notes to Financial Statements in the Registrant’s Form N-CSR filed for the period ending December 31, 2023, footnotes (a), (b), (c), and (d) note that short-term securities are valued at the last sales price or the regular trading session closing price on the principal exchange or market where they are traded. However, some of the short-term investments made by the Funds are in money market mutual funds which are disclosed to be valued at their daily net asset value. Please consider whether these footnotes should be revised to include valuing certain short-term investments at net asset value in future filings.

Response:   The Registrant will revise the disclosure in future financial statements and the resulting filings on Form N-CSR.

Christina DiAngelo Fettig Page 3

6.	Comment: Please consider whether investments in futures should be disclosed in the principal investment strategies and risk disclosures of the Tax-Exempt Bond Fund in the Prospectus.

Response:  The Registrant acknowledges the comment and respectfully notes that the following disclosure is included under the “Clearwater Tax-Exempt Bond Fund–Principal Investment Strategies” section of the Prospectus:

From time to time, the Fund’s subadvisers utilize interest rate futures contracts to hedge interest rate risk associated with the Fund’s portfolio.

The Registrant also notes that the “Other Investments and Investment Strategies–Derivatives” section of the Prospectus includes the following disclosure:

The Clearwater Tax-Exempt Bond Fund (“Tax-Exempt Bond Fund”) may invest in options by buying or selling puts or calls on debt securities that are exchange-traded, and may also invest in interest rate futures contracts, interest rate index futures contracts and options on such contracts. The Tax-Exempt Bond Fund may only engage in these transactions as a defensive strategy or in order to hedge interest rate risk associated with the Fund’s portfolio, each a type of risk management.

Given the Tax-Exempt Bond Fund’s current disclosure, the Registrant respectfully declines to revise the disclosure at this time. The Registrant will consider the need for additional disclosure in future filings.

*  *  *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7141 if you wish to discuss this correspondence further.

Sincerely,

/s/ Antonio G. Fraone

Antonio G. Fraone

cc:	Jason K. Mitchell, Clearwater Investment Trust

Stephanie A. Capistron, Dechert LLP